SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2018

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

1 October 2018

M&G Prudential appoints Mike Evans as Chair

Prudential plc today announces the appointment of Mike Evans as Chair of M&G Prudential in preparation for its planned demerger. He joins the Board of M&G Prudential with immediate effect.

Mr Evans has 36 years of savings and investments experience and has served as Chairman of Hargreaves Lansdown plc and of ZPG plc. He has also worked as the Chief Operating Officer of Skandia UK, as a non-executive director of esure Group plc and as the Senior Independent Director of Chesnara plc. He is currently Chairman of Just Eat plc.

Mr Evans' appointment is the latest step in the planned demerger of M&G Prudential from Prudential plc, which will result in two separately listed companies. The appointment has been approved by the Prudential Regulation Authority and the Financial Conduct Authority. Further appointments to the Board of M&G Prudential will be announced in due course.

Paul Manduca, Chairman of Prudential plc, said: "I am pleased that Mike Evans has joined M&G Prudential as Chair. His extensive boardroom experience and track record with UK listed businesses will be great assets during the demerger and when M&G Prudential becomes an independent company."

John Foley, Chief Executive of M&G Prudential, said: "I am delighted that Mike has been appointed as Chair of M&G Prudential, working with us on our journey to independence and, above all, as we continue to deliver great outcomes for our millions of customers."

Mike Evans, Chair of M&G Prudential, said: "This is an exciting time to be joining M&G Prudential, which is a strong business with lots of opportunities for growth in the UK and international savings and investment markets. I look forward to working with John and his team as we become an independent business."

Enquiries:

Media		Investors/Analysts
Jonathan Oliver	+44 (0)20 7548 3537	Chantal Waight	+44 (0)20 7548 3039
Tom Willetts Alex Ranson	+44 (0)20 7548 2776 +44 (0)20 7548 3675	Richard Gradidge William Elderkin	+44 (0)20 7548 3860 +44 (0)20 3480 5590

Notes to Editors:

About Mike Evans
Mike Evans started his career with Clerical Medical in 1982, before joining Skandia in 1986 and qualifying as an actuary in 1988. He held a number of senior roles until his appointment as Chief Operating Officer in 2004. He became a non-executive director of Hargreaves Lansdown plc in 2006, serving as Chairman of the Board, Chairman of its Nomination and Risk committees and Member of its Remuneration Committee between 2009 and February 2018. He was a Non-Executive Director of esure Group plc between June 2013 and August 2015, serving as Chairman of its Remuneration Committee and a Member of its Risk and Audit committees. He was Chairman of ZPG plc between May 2014 and July 2018, serving as Chairman of its Nomination Committee and Member of its Remuneration Committee. He was Senior Independent Non-Executive Director of Chesnara plc and a Member of its Nomination, Remuneration and Audit & Risk committees from 2013 to September 2018. He is also Chairman of Just Eat plc, Chairman of its Nomination Committee and a member of its Remuneration Committee. He holds a BSc in Mathematics from the University of Bristol. Age 57.

About M&G Prudential
M&G Prudential is the UK and European savings and investments business of Prudential plc. On 14 March 2018 Prudential plc announced its intention to demerge M&G Prudential from Prudential plc, resulting in two separately listed companies with different investment characteristics and opportunities. On completion of the demerger, shareholders will hold interests in both Prudential plc and M&G Prudential. M&G Prudential has total assets under management of £341 billion as at 30 June 2018 and has more than 7 million customers. Over the next five years, M&G Prudential's shareholders will be investing £250 million of shareholder capital into a series of transformation programmes to create a simple, modern, customer-centric savings and investments business.

About Prudential plc
Prudential plc and its affiliated companies constitute one of the world's leading financial services groups, serving over 26 million customers, with £664 billion of assets under management (as at 30 June 2018). Prudential plc is incorporated in England and Wales and is listed on the stock exchanges in London, Hong Kong, Singapore and New York. Prudential plc is not affiliated in any manner with Prudential Financial, Inc., a company whose principal place of business is in the United States of America.

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 01 October 2018

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Alan Porter

Alan Porter
Group General Counsel and Company Secretary